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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2006

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                                  Jichang Road
                           Guangzhou, Guangdong 510405
                           People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X                Form 40-F.
               -------                       -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.                 No.   X
         -------             -------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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     China Southern Airlines Company Limited (the "Company") on May 18, 2006
published in Hong Kong an announcement in English regarding a connected transaction. A similar announcement in Chinese is published in Mainland China on the same date. A copy of the English announcement is included in this Form 6-K of the Company.

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                              [CHINESE CHARACTERS]
                 [LOGO] CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)
                                STOCK CODE: 1055

                              CONNECTED TRANSACTION

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As China Airlines (Hong Kong) Co., Ltd. has ceased to act as agent of the
Company in its sales, account settlement and the ground operations of its flights in Hong Kong region, for the purpose of maintaining the sales and operations of the Company in the Hong Kong region, the Company has entered into the Agency Agreement with Nan Lung. As Nanlung is a connected person of the Company under the Listing Rules, the Agency Agreement constitutes a continuing connected transaction for the Company under the Listing Rules. Pursuant to the Listing Rules, each percentage ratio (other than the profits ratio) for the Agency Agreement is on an annual basis less than 2.5%. The Agency Agreement falls under Rule 14A.34 and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements.

The number of Directors who participated in approving the Agency Agreement, and the procedures involved were in compliance with the relevant requirements of Company Law of the People's Republic of China and the Articles of Association of the Company.
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China Southern Airlines Co., Ltd. (the "Company") and all the members of its board ("Board") of directors ("Directors") confirm that the truthfulness, accuracy and completeness of the contents in this announcement and accept full responsibility for any false representation, misleading statement or material omission contained herein.

This announcement is made in accordance with the requirements under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") in respect of the connected transaction entered into between the Company, whose principal business activity is that of civil aviation and Nan Lung Travel & Express (Hong Kong) Ltd. (the "Nanlung"), a subsidiary wholly owned by China Southern Airlines Holding Company (the "CSAHC"), whose principal business activity is that of travel agent. CSAHC is the controlling shareholder of the Company, holding approximately 50.30% equity interest in the Company as of the date hereof, and therefore, Nanlung, as a wholly-owned subsidiary of CSAHC, is a connected person of the Company under the Listing Rules. The principal business activity of CSAHC, based on its business licence, is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.


CONNECTED TRANSACTION WITH NANLUNG

(A) As China Airlines (Hong Kong) Co., Ltd. has ceased to act as agent of the Company in respect of its ticket sales, account settlement and the ground operations of its flights in Hong Kong region, for the purpose of maintaining the sales and operations of the Company in Hong Kong region, the Company entered into a new General Agency Agreement for Sale of Freight and Passenger Services (the "Agency Agreement") with Nanlung on May 16, 2006, having been approved by the Board of Directors of the Company.

     The Agency Agreement is valid for a term of one year, commencing from January 1, 2006, subject to compliance with the relevant provisions of the Listing Rules by the Company. Both parties agreed that prior to the establishment of any relevant entity in Hong Kong region by the Company, the Company authorizes Nanlung to act as agent in its sales and account settlement and the ground operations of its flights in Hong Kong region, and that the rates of the various agency fees shall be determined after arm's length negotiation and shall not exceed those of the same category that prevail in the market, with a ceiling set at 6% of the revenue of the Company that is derived from freight and passenger services sold through the agency of Nanlung (the total amount shall not exceed HK$60 million). The agency fee is payable within the time period set out in the invoice to be delivered to the Company. The Company will fund the agency fee wholly by its internal resources.

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     As a company affiliated to CSAHC, Nanlung and the Company have entered into ticket agency agreements for the sale of air tickets. Nanlung charges commission on the basis of the rates stipulated by the Civil Aviation Administration of China ("CAAC") and International Air Transport
     Association ("IAIA") which is from 5% to 12% of the ticket price for Hong Kong regional/international tickets. For the year ended December 31, 2004 and December 31, 2005, the amount of air tickets sold by the Company through the agency of Nanlung was HK$406 million and HK$502 million respectively. The increase was due to the rise in ticket sales conducted through Nanlung as the Company expanded its business operations. Based on the approximate amount of ticket sales and account settlement and the ground operations of its flights in the Hong Kong region, the annual cap under the Agency Agreement is set at RMB60 million for the entire term of the Agency Agreement. The Agency Agreement is considered to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its shareholder as a whole by the independent non-executive Directors of the Company and has been approved by the independent non-executive Directors.

(B)  IMPLICATIONS UNDER THE LISTING RULES

     As Nanlung is a connected person of the Company under the Listing Rules, the Agency Agreement constitutes a continuing connected transaction for the Company under the Listing Rules. The Board of Directors, including the independent non-executive Directors, considers the Agency Agreement to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and its shareholders as a whole.

     The Board of Directors of the Company reviewed and discussed the above-mentioned connected transaction. Among the 10 Directors of the Company, four Directors, namely Liu Shao Yong, Wang Quan Hua, Zhao Liu An and Zhou Yong Qian, who were duly appointed to the Board of Directors of the Company by CSAHC and were therefore required to abstain from voting in respect of the Agency Agreement. All remaining six Directors who were entitled to vote unanimously approved the Agency Agreement on December 24, 2005. The number of Directors who participated in approving the Agency Agreement and the procedures were in compliance with the relevant requirements of Company Law of the People's Republic of China and the Articles of Association of the Company.

     Pursuant to the Listing Rules, each percentage ratio (other than the profits ratio) for the Agency Agreement is on an annual basis less than 2.5%. The Agency Agreement falls under Rule 14A.34 and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements. The Company undertakes to comply with the rules in relation to annual review of continuing connected transactions set out in Rule 14A.37 to Rule 14A.41 of the Listing Rules.



                                           By order of the Board of Directors
                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED
                                                        SU LIANG
                                                    Company Secretary

May 17, 2006

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Si Xian Min and Xu Jie Bo as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By           /s/   Su Liang
                                            ------------------------------------
                                               Name:  Su Liang
                                               Title: Company Secretary


Date: May 25, 2006